July 7, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington, DC 20549

Attn: John P. Nolan and Edwin Adames

RE:	Taylor Capital Group, Inc.

Form 10-K filed March 10, 2005

File No. 0-50034

Dear Mr. Nolan:

Below is our response to your comment letter dated June 23, 2005:

SEC Comment:

Note 10. Income Taxes, page 80

… please tell us, and disclose in the income tax footnote or in MD&A in future filings, the following information:

•	State the portion of the settlement charges that were deducted in the 2002 income tax return filed in 2003 and the basis for determining the amount that was deducted.

Response:

The amount of the settlement charges that were deducted on the Company’s 2002 income tax return that was filed in September 2003 was $28,700,000. The amount deducted on the tax return was based on an estimate provided by our legal counsel regarding the allocation and payment of the settlement fund between the various plaintiff groups. The settlement fund was created by payments made by all the defendants to the various lawsuits, of which the Company was just one defendant.

Please note that the tentative amount of the possible tax benefit resulting from the litigation settlement charge (approximately $12 million) was disclosed in our MD&A in the second paragraph of the Income Taxes section on page 31 of our 2004 Form 10-K. In future filings, we will also disclose the statute of limitations date and the possibility for amendments or extensions.

A worksheet illustrating how the settlement charges were reflected in the 2002 income tax footnote table is attached as Exhibit A.

SEC Comment:

•	Explain the general accounting assumptions used under SFAS 109 and SFAS 5 for not recording the deferred tax asset for the income tax benefit related to the settlement charges.

Response:

While we believe that the portion of the settlement that relates to specific plaintiff groups is more likely than not deductible as ordinary and necessary business expenses, we were (and remain at this time) unable to conclude that the deductibility is probable (as in likely to occur). The degree of certainty necessary to recognize an income tax benefit for financial reporting purposes is greater than the level acceptable for reporting a tax deduction on the income tax return. The basis for our accounting treatment was described in more detail in our response to the Commission dated April 28, 2003.

SEC Comment:

•	Describe what factors you consider to determine if it is probable that the position taken on the income tax return will be sustained by the taxing authorities. State any statutory limitations as to the maximum period of time available for the taxing authorities to challenge the deductions for these litigation settlement charges.

Response:

Given the complexity of the litigation, the settlement and related tax law, we believe that only a specific review of the issue by the taxing authorities or the expiration of the statute of limitations would provide sufficient evidence for management to conclude that the deductibility was probable. While the statute of limitations for the 2002 tax return expires in September 2006, the Internal Revenue Service can request an extension of the statute of limitations at any time prior to that date.

Please note that in our critical accounting policies in our MD & A on page 21 of our 2004 Form 10-K, we disclose that, “A reserve is utilized or reversed once the applicable statute of limitations has expired or the matter is otherwise resolved.” In future filings, we will disclose the statute of limitations date for the litigation settlement charge and the possibility for amendments or extensions.

SEC Comment:

•	State how you will account for the deferred tax assets upon expiration of these statutory limitations or when you determine it is otherwise probable that your tax position will be sustained by the taxing authorities. Consider in your response that you have not recorded a valuation allowance in 2002 to reverse for changes in judgment about the realizability of the related deferred tax asset as permitted by paragraph 26 of SFAS 109.

Response:

The nonrecognition of the possible tax benefit relating to the deduction of a portion of the settlement charges resulted in the establishment of a current tax liability for uncertain tax positions. No deferred tax asset was recorded for the portion of the settlement charge that was deducted on the 2003 income tax return. The deduction of a portion of the settlement charges on the filed tax return reduced the Company’s actual payment of 2002 income taxes to the IRS. We evaluate the probability of uncertain tax positions quarterly when determining the completeness and existence of the recorded liability for those items. If the probable standard is met, through either review by the taxing authorities or the expiration of the statute of limitations, we will recognize a portion or all of the tax benefit, depending on the amount determined to be probable, and reduce taxes currently payable.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of disclosure in the filings with the Securities and Exchange commission;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses above and the attached exhibits fully address the comments contained in your letter.

Sincerely,

Daniel C. Stevens

Chief Financial Officer

Cc:	Frank O’Connor, partner, KPMG LLP

Don Coglianese, partner, KPMG LLP

Steven A. Shapiro, partner, Katten Muchin Rosenman LLP

EXHIBIT A

TAYLOR CAPITAL GROUP, INC.

INCOME TAXES FOOTNOTE FYE 12/31/2002

RECONCILIATION OF TAX EXPENSE TO AMOUNT COMPUTED BY APPLYING STATUTORY RATE

The Company did not recognize any income tax benefit for financial reporting purposes with respect to the litigation settlement charge of $61.9 million. While we believe that a portion of the settlement is more likely than not deductible for income taxes, we were unable to conclude that the deductibility was likely to occur.

The Company did deduct $28.7 million of the settlement charges on its 2002 tax return filed in September 2003. Had the Company recognized the tax benefit of the deduction, income tax expense would have been $1.6 million rather than the $11.7 million.

Statutory rate	35.0%

	AS REPORTED		Recognize Tax Benefit for $28.7 million
	No Tax Benefit Recognized
	Gross	Tax Effected	Gross	Tax Effected
Pretax income (per income statement)	(29,740)	(10,409)	(29,740)	(10,409)

Nondeductable litigation settlement charges	61,900	21,665	33,200	11,620
Tax exempt interest	(2,646)	(926)	(2,646)	(926)
Nondeductable legal fees, net	641	224	641	224
State taxes, net	1,672	1,087	1,672	1,087
Tax credits and other, net		34		34

Tax Expense (per income statement)		$11,675		$1,630

Settlement Tax Benefit Recognized	0	$0	28,700	$10,045